Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings available for fixed charges:
Income before income taxes	$544	$934	$1,497	$1,161	$901
Fixed charges, excluding capitalized interest	133	108	66	55	92

Total earnings available for fixed charges	$677	$1,042	$1,563	$1,216	$993

Fixed charges:
Interest and debt expense (1)	$92	$65	$39	$34	$71
Assumed interest element included in rent expense	41	43	27	21	21

Total Fixed charges	$133	$108	$66	$55	$92

Ratio of earnings to fixed charges	5.10	9.61	23.68	22.29	10.84

(1)	Includes amortization of debt-related expenses plus capitalized interest.